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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*
ODIMO INCORPORATED

(Name of Issuer)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
67606R107

(CUSIP Number)
Charles J. Rennert
Berman Rennert Vogel & Mandler, P.A.
100 S.E. 2nd Street, Suite 2900, Miami, Florida 33131

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 2, 2009

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	67606R107

1	NAMES OF REPORTING PERSONS RELAO 2, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Florida

	7	SOLE VOTING POWER

NUMBER OF		1,178,571

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,178,571

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,178,571

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	10.63%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

ATTACHMENT
CUSIP No. 67606R107
Item 1. Security and Issuer.
     This statement of beneficial ownership on Schedule 13D is filed with respect to the common stock, par value $0.001 per share (“Common Stock”), of Odimo Incorporated, a Delaware corporation (the “Company”). The address of the Company’s principal executive office is 9858 Clint Moore Road, Boca Raton, FL 33496.
Item 2. Identity and Background.
     This statement of beneficial ownership on Schedule 13D is being filed by RELAO 2, LLC, a Florida limited liability company (“Relao 2” or the “Reporting Party”), pursuant to Rule 13d-1 promulgated by the Securities and Exchange Commission under Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”). The address of the Reporting Party’s principal business and principal office is 100 SE 2nd Street , Miami , Fl 33131.
     Neither the Reporting Party nor any of its beneficial owners have been, during the past five years, (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which had the result of such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.
Item 3. Source and Amount of Funds and Other Consideration.
     On February 4, 2008, the Company issued 178,571 shares of its common stock to the Relao 2 for an aggregate subscription price of $25,000 pursuant to a Subscription Agreement dated as of February 4, 2008. On March 2, 2009, the Company issued 1,000,000 shares of its common stock to Relao 2 for an aggregate subscription price of $15,000 pursuant to a Subscription Agreement dated as of March 2, 2009.
Item 4. Purpose of Transaction.
     The Reporting Party currently intends to hold the shares of Common Stock of the Company for investment purposes, and has no current intention to purchase additional shares of Common Stock, though the Reporting Party may purchase or sell shares of the Common Stock of the Company from time to time in market or private transactions depending on market conditions. Other than as discussed herein, the Reporting Party has no plans or proposals which relate to or would result in: (i) an extraordinary corporate transaction, such as merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (iii) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (iv) any material change in the present capitalization or dividend policy of the Company; (v) any other material change in the Company’s business or corporate structure; (vi) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (vii) a class of securities of the Company’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) a class of the Company’s equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (ix) any similar action to those enumerated above.
Item 5. Interest in Securities of the Company.
(a)	The Reporting Party is the beneficial owner of 1,178,571 shares of the Common Stock of the Company, representing approximately 10.63 % of the issued and outstanding shares of Common Stock of the Company.

(b)	Relao 2 has the sole power to vote or to direct the vote, and the sole power to dispose or direct the disposition, of 1,178571 shares of the Common Stock of the Company.

(c)	On February 4, 2008, the Company issued 178,571 shares of its common stock to the Relao 2 for an aggregate subscription price of $25,000 pursuant to a Subscription Agreement dated as of February 4, 2008. On March 2, 2009, the Company issued 1,000,000 shares of its common stock to Relao 2 for an aggregate subscription price of $15,000 pursuant to a Subscription Agreement dated as of March 2, 2009.

(d)	Relao 2, LLC, a Florida limited liability company , is owned 25% each by Neil Berman, Charles Rennert, Howard Vogel and Jeffrey Mandler, all members of Berman Rennert Vogel & Mandler, P.A., a law firm which has and continues to provide legal services to Odimo Incorporated. Messrs. Berman, Rennert, Vogel and Mandler also own 25% each of Relao, LLC, a Florida limited liability company that has a contingent 33.3% economic interest in the shares of Odimo Incorporated owned by Elao, LLC, but have no rights to vote, direct the vote, dispose or direct the disposition of the shares held by ELAO.

(e)	Not applicable
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     None.
Item 7. Materials to be Filed as Exhibits.
     None.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 2, 2009	RELAO 2, LLC
	By:	/s/ Charles J. Rennert
Charles J. Rennert
Its: Vice President